				Exhibit 12(c)

Entergy Louisiana, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$111,743	$116,076	$100,667	$76,756	$74,141
Interest applicable to rentals	6,458	7,951	6,496	6,359	5,595

Total fixed charges, as defined	118,201	124,027	$107,163	$83,115	$79,736

Preferred dividends, as defined (a)	16,102	12,374	10,647	$11,189	$10,899

Combined fixed charges and preferred dividends, as defined	$134,303	$136,401	$117,810	$94,304	$90,635

Earnings as defined:

Net Income	$162,679	$132,550	$144,709	$146,154	$127,495
Add:
Provision for income taxes:
Total Taxes	112,645	86,287	84,765	97,408	79,475
Fixed charges as above	118,201	124,027	107,163	83,115	79,736

Total earnings, as defined	$393,525	$342,864	$336,637	$326,677	$286,706

Ratio of earnings to fixed charges, as defined	3.33	2.76	3.14	3.93	3.60

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.93	2.51	2.86	3.46	3.16

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.